UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-25289
CUSIP Number: 887902104

(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K
☐  Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 31, 2003

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: __________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

TITAN TRADING ANALYTICS INC.
Full Name of Registrant

_______________________
Former Name if Applicable

675 West Hastings Street, Suite 200
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia V6B 1N2
City, State and Zip Code

PART II – RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report on Form 20-F will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the 20-F could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

The registrant was unable to file its Form 20-F for the period ended October 31, 2003 without unreasonable expense and effort due to its inability to compile the information necessary to complete the required disclosure for the form within a sufficient time for management, the board of directors and the independent auditors to review such disclosure prior to the prescribed due date. This annual report will be filed on or before the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification:

Thomas M. Rose	(757)	628-5526
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒  Yes       ☐ No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐  Yes       ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

TITAN TRADING ANALYTICS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 3, 2004	/s/ Michael Gossland
Michael Gossland, Secretary and a Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)